Exhibit (e)(21)

October 8, 2013

OFFER LETTER

Brad Meiseles

Dear Brad:

It is a pleasure to offer you a position on the Carbonite team! This Offer Letter serves to confirm the details of our employment offer as follows:

Position:	Senior Vice President of Engineering

Status:	Full-time, Regular, Exempt

Reporting to:	EVP, Product and Engineering

Compensation:

Base salary of $10,833.34 semi-monthly, which is the equivalent of $260,000.00 annually, paid in accordance with the Company’s normal payroll procedures.

All forms of compensation which are referred to in this offer letter are subject to reduction to reflect applicable withholding, payroll and other required taxes and deductions. Please note that Carbonite may modify salaries and benefits from time to time as it deems necessary.

Signing Bonus:	You shall receive a $50,000.00 signing bonus contingent on a start date on or before October 28, 2013. In the event you voluntarily resign prior to your first anniversary of employment, you must return the complete signing bonus to the Company. In the event of a Change of Control (as defined in the 2011 Equity Award Plan) prior to your first anniversary of employment, the signing bonus shall be forgiven. Payment of the signing bonus shall be made by November 15, 2013.

Bonus:	You will be eligible for an incentive management bonus of 30% of your base salary. The timing and amount of any bonus is subject to the discretion and approval of the Compensation Committee of the Board of Directors.

Benefits:	See Appendix A

Stock Options:	Options on 100,000 shares of Carbonite’s common stock vesting over four years with 25% vesting on your first anniversary of employment and the balance vesting in equal quarterly installments thereafter. The option exercise price will be equal to the fair market value of Carbonite’s common stock as of the date of grant, as determined by our Board of Directors. All option grants described in this Section are subject to approval by Carbonite’s Board of Directors and the specific terms of the options will be governed by Carbonite’s stock incentive plan and separate option agreement to be entered into by you and Carbonite.

Acceleration of Options:	If during the first twelve months after a Change of Control (as defined in the 2011 Equity Award Plan) you are terminated without cause or if you voluntarily resign from the company due to “Constructive Termination” (as defined in your existing option agreements), then your then-unvested options shall vest immediately prior to the termination date.

Severance:

If you are terminated without Cause (as defined below) or are Constructively Terminated (as defined in your existing option agreements), you will be entitled to receive a payment amount equal to three times your then current monthly base salary. If you qualify and choose to continue to be covered by the Company’s medical insurance plan under COBRA, the Company agrees to continue to pay its contribution to your medical insurance premium, as if you continued to be employed by the Company for three months after the termination of your employment, provided you have not accepted new employment which offers eligible health insurance.

“Cause” shall mean (1) willful misconduct in connection with your employment or willful failure to perform your responsibilities in the best interests of the Company, as determined by the Company; (2) conviction of, or plea of nolo contendre or guilty to, a felony under the laws of the United States or any State; (3) any act of fraud, theft, embezzlement or other material dishonesty by you which harmed the Company; (4) intentional violation of a federal or state law or regulation applicable to the Company’s business which violation was or is reasonably likely to be injurious to the Company, or (5) repeated failure to perform your duties and obligations of your position with the Company which failure is not cured within 30 days after notice of such failure from the Company to you.

The foregoing amounts shall be made in accordance with the Company’s normal payroll practices; provided, however, that the Company shall not make any severance payments unless and until (x) you execute and deliver to the Company a general release in substantially the form attached here at Appendix B (the “Release”), (y) such Release is executed and delivered to the Company within twenty-one (21) days after your termination date and (z) all time periods for revoking the Release have lapsed. If you are terminated during the month of December of any calendar year and are owed severance hereunder, no severance payments shall be made prior to January 1st of the next calendar year and any amount that would have otherwise been payable to you in December of the preceding calendar year will be paid to you on the first date in January on which you would otherwise be entitled to any payment.

Following your termination date, all benefits offered by the Company, including health insurance benefits, shall cease. From and after such date, you may elect to continue your participation in the Company’s health insurance benefits at your expense pursuant to COBRA by notifying the Company in the time specified in the COBRA notice you will be provided and paying the monthly premium yourself, subject to as otherwise stated herein. Notwithstanding the above, if you are a “specified employee” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), then any amounts payable to you during the first six months and one day following the date of your termination that constitute nonqualified deferred compensation within the meaning of Section 409A of the Code (as determined by the Company in its sole discretion) shall not be paid to you until the date that is six months and one day following such termination to the extent necessary to avoid adverse tax consequences under Section 409A of the Code.

At-Will Employment:	Your employment with Carbonite is for no specified period of time and constitutes “at-will” employment. As a result, you are free to resign at any time, for any reason or for no reason, with or without notice. Similarly, Carbonite is free to conclude its employment relationship with you at any time, with or without cause, and with or without notice.

Other Agreements:	All Carbonite employees are required, as a condition of your employment with Carbonite, to sign, on or before your first day of employment, the Company’s Confidentiality, Invention Assignment and Non-Competition Agreement. Please retain a signed copy for your files. We also ask that, if you have not already done so, you disclose to the Company any and all agreements relating to your prior employment that may affect your eligibility to be employed by the Company or that may limit the manner in which you may be employed.

You agree that, during the term of your employment with Carbonite, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which Carbonite is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to Carbonite.

This Offer Letter, along with the Carbonite Confidentiality, Invention Assignment and Non-Competition Agreement, set forth the terms of your employment with Carbonite and supersede any prior representations or agreements, whether written or oral.

Expected Start Date:	On or Prior to October 28, 2013

Expiration and Modification	This Offer Letter may not be modified or amended except by a written agreement, signed by the Chief Executive Officer or Chief Financial Officer of Carbonite and by you. This offer will expire at 7pm, EST on Tuesday, October 8, 2013.

Sincerely,

/s/ Randy Bogue
Randy Bogue
Vice President, Talent

ACCEPTANCE AND ACKNOWLEDGMENT

I accept the offer of employment from Carbonite as set forth in the Offer Letter dated October 8, 2013. I understand and acknowledge that my employment with Carbonite is at-will, for no particular term or duration and that I, or Carbonite, may terminate the employment relationship at any time, with or without cause and with or without prior notice. I acknowledge that the Company reserves the right to conduct background investigations and/or reference checks on all of its potential employees, and that my job offer, therefore, is contingent upon a clearance of such a background investigation and/or reference check, if any.

I understand and agree that the terms and conditions set forth in the Offer Letter represent the entire agreement between Carbonite and me superseding all prior negotiations and agreements, whether written or oral. I understand that the terms and conditions described in this Offer Letter, along with the Carbonite Confidentiality, Invention Assignment and Non-Competition Agreement are the terms and conditions of my employment. No one other than Carbonite’s Chief Executive Officer or Chief Financial Officer is authorized to sign any employment or other agreement which modifies the terms of the Offer Letter and Carbonite’s Carbonite Confidentiality, Invention Assignment and Non-Competition Agreement, and any such modification must be in writing and signed by either such executive.

Signature:	/s/ Brad Meiseles
	Name:	Brad Meiseles
	Date:	October 7, 2013

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